Exhibit 99.1

UNDERWRITING AGREEMENT

July 25, 2014

DragonWave Inc.

411 Legget Drive - Suite 600

Ottawa, Ontario

K2K 3C9

Attention:              Mr. Peter Allen

President and Chief Executive Officer

Dear Sir:

CIBC World Markets Inc. (“CIBC”), as the sole bookrunner, and H. C. Wainwright & Co., LLC, as the lead manager (together with CIBC, the “Underwriters” and each individually, an “Underwriter”) understand that, subject to the terms and conditions stated herein, DragonWave Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the Underwriters an aggregate of 13,850,000 units of the Company (individually, a “Unit” and, collectively, the “Units”). Each unit will immediately separate into component parts, being one Common Share (as defined in Section 3(t)) (each, a “Unit Share”) and one-half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at a price of C$2.25 per Warrant Share, at any time prior to 5:00 p.m. (Toronto time), on the date that is twenty-four (24) months from the First Closing Date (as defined in Section 2(3)). The Warrants shall be created and issued pursuant to the Warrant Indenture (as defined in Section 7(p)). The Unit Shares and the Warrants are collectively referred to herein as the “Offered Securities”.

Subject to the terms and conditions contained in this Underwriting Agreement (the “Agreement”), the Underwriters severally and not jointly, in respect of their percentages set forth in Section 10 hereof, agree to purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriters, all but not less than all of the Units on the First Closing Date (as defined in Section 2(3)) for a purchase price of C$1.80 (the “Offering Price”) per Unit, being an aggregate purchase price of C$24,930,000 against delivery of such Units. For each Unit, the portion of the Offering Price attributable to the Unit Share is C$1.70 and the portion of the Offering Price attributable to the one-half Warrant is $0.10.

In addition, Company proposes to grant to the Underwriters an option (the “Over-Allotment Option”), in respect of their percentages set forth in Section 10 hereof, exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the day that is the 30th day following the First Closing Date, in the Underwriter’s sole discretion and without obligation, to purchase up to an additional: (i) 2,077,500 Units at the Offering Price (each, an “Over-Allotment Unit”); (ii) 2,077,500 Common Shares at a price of C$1.70 per Common Share (each, an “Over-Allotment Share”); (iii) 1,038,750 Warrants at a price of C$0.20 per Warrant (each, an “Over-Allotment Warrant”); or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, so long as the aggregate number of Common Shares and Warrants that may be issued upon exercise of the Over-Allotment

Option does not exceed 2,077,500 Common Shares and 1,038,750 Warrants, solely to cover over-allotments, if any, and for market stabilization purposes, upon the terms and conditions set forth herein.

Unless the context otherwise requires, all references to the “Offered Securities”, “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” shall be deemed to include the Over-Allotment Units, the Over-Allotment Shares and the Over-Allotment Warrants issued on the exercise of the Over-Allotment Option. The Offered Securities shall have the material attributes described in and contemplated by the Final Prospectuses (as defined in Section 1(3)). The offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

Section 1               Background and Interpretation.

(1)           The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus, dated August 16, 2013 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated August 29, 2013 in respect of up to US$80,000,000 aggregate principal amount of debt securities, common shares, warrants, subscription receipts and units of the Company (collectively, the “Shelf Securities”), pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the “Canadian Securities Laws”). The Company selected the Ontario Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions on behalf of itself and the other Canadian Commissions for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Canadian Commissions in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated July 24, 2014, relating to the Offered Securities, which excluded certain pricing information (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

(2)           The Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-190674) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”). Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC in the form heretofore delivered or to be delivered to the Underwriters, has become effective in such form pursuant to Rule 467(b) under the Securities Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement”). The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, filed prior to the date and time that this Agreement is delivered by the parties hereto, is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the offering of the Offered Securities, including all documents incorporated therein by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act on July 24, 2014, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

(3)           In addition, the Company (i) shall prepare and file with the Canadian Commissions in accordance with Section 4(f) hereof a final prospectus supplement relating to the Offered Securities, which includes the pricing information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(f) hereof a final prospectus supplement relating to the offering of the Offered Securities (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Offered Securities, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the SEC after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as

the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Securities Act and (ii) any such document so filed.

(4)           The Company has also prepared and filed with the Canadian Commissions in the Qualifying Jurisdictions a preliminary short form base shelf prospectus, dated July 24, 2014 (the “Canadian Preliminary Base Warrant Prospectus”) in respect of up to US$80,000,000 aggregate principal amount of debt securities, common shares, warrants, subscription receipts and units of the Company (the “New Shelf Securities”), pursuant to Canadian Securities Laws. The Company selected the Reviewing Authority as its principal regulator in respect of the offering of the New Shelf Securities, and the Company and will obtain a Decision Document in respect thereof as soon as possible and in any event no later than 5:00 p.m. (Toronto time) on the date hereof from the Reviewing Authority on behalf of itself and the other Canadian Commissions for the Canadian Preliminary Base Warrant Prospectus. The Company will, as soon as possible and in any event no later than 5:00 p.m. (Toronto time) on the Business Day prior to the First Closing Date, prepare and file with the Canadian Commissions, a final base shelf prospectus prepared in accordance with the Canadian Shelf Procedures and will obtain a Decision Document in respect thereof. The term “Canadian Base Warrant Prospectus” means the final short form base shelf prospectus relating to the New Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws and the Canadian Shelf Procedures.

(5)           The Company shall as soon as possible, and in any event no later than the Business Day prior to the First Closing Date, prepare and file with the Canadian Commissions a prospectus supplement relating to the Warrant Shares (together with the Canadian Base Warrant Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Warrant Prospectus”).

(6)           The Company has also prepared and filed with the SEC a registration statement on Form F-10 covering the registration of the New Shelf Securities under the Securities Act, including the Canadian Preliminary Base Warrant Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC). The Company shall, as soon as possible and in any event no later than the Business Day prior to the First Closing Date, file with the SEC an amendment to such registration statement on Form F-10 providing for the registration of the New Shelf Securities, including the Canadian Base Warrant Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), and the Company will cause such registration statement to become effective pursuant to Rule 467(b) of the Securities Act. Such registration statement, including any exhibits and all documents incorporated therein by reference, as of the time it becomes effective, and in the event of any post-effective amendments, as of the date of the effectiveness of such amendment, is referred to herein as the “Warrant Registration Statement”. The Company will, as soon as possible after the effectiveness of the Warrant Registration Statement, and in any event no later than the

Business Day prior to the First Closing Date, file with the SEC pursuant to General Instruction II.L of Form F-10, a prospectus supplement to the Warrant Registration Statement relating to the Warrant Shares. Such filing shall, in accordance with General Instruction II.L of Form F-10 be filed with the SEC within one Business Day after such supplement is filed with the Reviewing Authority.

The prospectus included in the Warrant Registration Statement shall be referred to herein as the “U.S. Base Warrant Prospectus”, and the U.S. Base Warrant Prospectus together with the prospectus supplement, including all documents incorporated by reference, relating to the offering of the Warrant Shares filed with the SEC pursuant to General Instruction II.L of Form F-10 following the execution of this agreement by the parties hereto is referred to herein as the “U.S. Warrant Prospectus”; provided that, prior to the filing of such supplement, the term “U.S. Warrant Prospectus” shall mean the U.S. Base Warrant Prospectus, including all documents incorporated by reference relating to the offering of the Warrant Shares. The Canadian Warrant Prospectus and the U.S. Warrant Prospectus are collectively referred to herein as the “Warrant Prospectuses.”

(7)           Except for Section 4(a), Section 4(e), Section 7(f), Section 7(g) and Section 7(h)(viii) of this Agreement, for the purposes of this Agreement: (i) all references to the “Registration Statement” shall be deemed to include the Warrant Registration Statement; (ii) all references to “Canadian Final Prospectus” shall be deemed to include the Canadian Warrant Prospectus; (iii) all references to “U.S. Final Prospectus” shall be deemed to include the U.S. Warrant Prospectus; and (iv) all references to “Final Prospectuses” shall be deemed to include the Warrant Prospectuses.

(8)           As used herein, the “Applicable Time” is 8:45 a.m. (Toronto time) on July 25, 2014.  As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act.  The “General Disclosure Package” means the free writing prospectuses, if any, identified in Schedule “A” hereto, the U.S. Preliminary Prospectus, and the Offering Price and the number of Offered Securities, all to be included in the U.S. Final Prospectus.

(9)           All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus  shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Securities Act to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration

Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is incorporated by reference in or otherwise deemed by Securities Act to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be.

(10)         For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Canadian Commissions pursuant to the System for Electronic Document Analysis and Retrieval. For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, any issuer free writing prospectus and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system.

(11)         As used herein, “business day” shall mean a day on which each of the NASDAQ Global Market and the Toronto Stock Exchange is open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

(12)         The Underwriters shall offer the Offered Securities for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by applicable law and upon the terms and conditions set forth in the Final Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Canadian Base Prospectus, Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states of the United States in which the Offered Securities are registered under United States federal securities laws and qualified or exempt from qualification under applicable United States state securities laws, in such manner as to require registration of the Offered Securities or the filing of a prospectus or any similar document with respect to the Offered Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the Exchange Act, will not offer or sell any Offered Securities in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of Offered Securities in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Company under this Agreement with respect to a default by another Underwriter under this paragraph.

Section 2               Purchase, Sale, Payment and Delivery of the Offered Securities.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Securities as follows:

(1)           Public Offering of the Offered Securities. The Underwriters hereby advise the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the General Disclosure Package and the Canadian Final Prospectus, their respective portions of the Offered Securities as soon after this Agreement has been executed as the Underwriters, in their sole judgment, have determined is advisable and practicable. The Underwriters may from time to time, after the Offered Securities have initially been offered to the public, increase or decrease the Offering Price in the United States to such extent as may be determined by the Underwriters, and vary the Offering Price in Canada to the extent permitted by Canadian Securities Laws.

(2)           Underwriters’ Commission. In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company agrees to pay to the Underwriters an underwriting fee equal to 6.0% of the gross proceeds of the Offering, such cash commission representing C$0.108 per Unit and Over-Allotment Unit (or C$0.102 per Over-Allotment Share and C$0.012 per Over-Allotment Warrant, as applicable) (collectively, the “Underwriters’ Commission”). The Underwriters’ Commission may be deducted by the Underwriters from the proceeds of sale of the Units on the First Closing Date or the proceeds of sale of the Over-Allotment Shares and/or Over-Allotment Warrants on the Option Closing Date, as applicable. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by CIBC, all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 6 hereof.

(3)           The First Closing Date in respect of the Units. Payment of the Offering Price for the Units shall be made to the Company by wire transfer against delivery of an electronic deposit representing the Unit Shares and the Warrants to CIBC on behalf of the Underwriters through the facilities of CDS Clearing and Depositary Services Inc. (“CDS”) and/or The Depository Trust Company (“DTC”) for the respective accounts of the Underwriters, as applicable. Such payment and delivery shall be made at 8:00 a.m., Toronto time, on August 1, 2014 (the “First Closing Date”) (unless another time shall be agreed to by CIBC and the Company or unless postponed in accordance with the provisions of Section 10 hereof). Electronic transfer of the Unit Shares and the Warrants shall be made to CIBC on behalf of the Underwriters, or as CIBC may direct, at the First Closing Date in such names and in such denominations as specified by CIBC on behalf of the Underwriters. It is understood that CIBC has been authorized, for its own account and the accounts of the non-defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for the Units and any Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants the Underwriters have agreed to purchase (subject to such adjustment as CIBC may determine to eliminate fractional shares and warrants subject to adjustment in accordance with Section 10 hereof). CIBC may (but shall not be obligated to) make payment for any Units to be purchased by any Underwriter whose funds shall not have been received by CIBC by the First Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(4)           The Over-Allotment Units, Over-Allotment Shares, Over-Allotment Warrants and the Option Closing Date. In addition, the Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Underwriters shall have the right to purchase, severally and not jointly, from the Company, all or a portion of the Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants as may be necessary to cover over-allotments made in connection with the Offering. The Over-Allotment Option granted hereunder may be exercised at any time and from time to time in whole or in part upon notice by CIBC to the Company, which notice may be given at any time prior to 5:00 p.m. (Toronto time) on the day that is the 30th day from the First Closing Date (the “Notice of Exercise”). The Notice of Exercise shall set forth: (i) the aggregate number of Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants as to which the Underwriters are exercising the option; (ii) the names and denominations in which the Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants are to be registered through the facilities of CDS and/or DTC, as applicable; and (iii) the time, date and place at which payment and delivery are to be made in respect of the Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants (which time and date may be simultaneous with, but not earlier than the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term “First Closing Date” shall refer to the time and date of delivery of the Units and such Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants through the facilities of CDS and/or DTC). Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date” and shall be determined by CIBC and shall not be earlier than three nor later than five full business days after the date of delivery of such Notice of Exercise. If any Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants (subject to such adjustment as CIBC may determine to eliminate fractional shares and warrants) that bears the same proportion to the total number of Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants to be purchased as the number of Offered Securities set forth opposite the name of such Underwriter in Section 10 hereof bears to the total number of Offered Securities subject to adjustment in accordance with Section 10 hereof. CIBC, on behalf of the Underwriters, may cancel the Over-Allotment Option at any time prior to its expiration by giving written notice of such cancellation to the Company.

(5)           Delivery of the Units and Closing Mechanics. The Company shall deliver, or cause to be delivered, to CIBC for the accounts of the Underwriters an electronic deposit representing the Unit Shares and the Warrants, or as the Underwriters may direct, on the First Closing Date or as soon as possible thereafter, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Company shall also deliver, or cause to be delivered, to CIBC for the accounts of the Underwriters, an electronic deposit representing the Over-Allotment Units, Over-Allotment Shares, and/or Over-Allotment Warrants the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, against the irrevocable release of a wire transfer of immediately available funds for the amount of the offering price therefor. The Unit Shares and the Warrants shall be registered in such names and denominations as CIBC shall have requested at least two full business days prior to the First Closing Date (or the applicable Option Closing Date, as the case may be). Deliveries of the documents described in Section 7 hereof with respect to the purchase of the Offered Securities shall be made at the offices of Dentons Canada LLP at 8:00 a.m., Toronto time, or at such other place as the Underwriters and the Company may agree on the First Closing Date (or the applicable Option Closing Date, as the case may be). Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3               Representations and Warranties of the Company.

The Company hereby represents and warrants to each Underwriter, as of the date of this Agreement, as of the First Closing Date and as of each Option Closing Date, if any, and covenants with each Underwriter, as follows:

(a)           Forms F-10 and F-X. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and is eligible to use Form F-10 under the Securities Act to register the offering of the Offered Securities under the Securities Act. The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to the requirements of the Securities Act.

(b)           Compliance with Regulations. The Company is eligible to use the Canadian Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus or preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Prospectus and the Canadian Final Prospectus. On the First Closing Date and each Option Closing Date (as such terms are defined in Section 2), if any, (i) the Canadian Final Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Final Prospectus will conform with the Canadian Final Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and (iii) the Canadian Final Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the First Closing Date and each Option Closing Date, full, true and plain disclosure of all material facts relating to the Offered Securities, that is required to be in the Canadian Final Prospectus and the U.S. Final Prospectus, and did not at the respective dates thereof, and will not at the First Closing Date or any Option Closing Date, contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in clause (iii) of this sentence shall not apply to any statements or omissions made in reliance upon and in conformity with information provided in writing to the Company by the Underwriters expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the caption “Plan of Distribution — Price Stabilization and Short Positions” as set forth in Section 11(1) hereof. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c)           Compliance With U.S. Requirements. The Registration Statement has become effective under the Securities Act.  The Company has complied to the SEC’s satisfaction with all requests of the SEC for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus complied, and the U.S. Final Prospectus will comply, in all material respects, with the Securities Act and the U.S. Preliminary Prospectus is, and the U.S. Final Prospectus will be, identical in all material respects to the copies thereof delivered or that will be delivered to the Underwriters for use in connection with the offer and sale of the Offered Securities. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, at the Applicable Time and at the First Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the

Applicable Time, the General Disclosure Package did not, and at the First Closing Date and each Option Closing Date, the General Disclosure Package, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Final Prospectus, as of its date and at the First Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Final Prospectus or the General Disclosure Package, or any amendments or supplements thereto, made in reliance upon and in conformity with information provided in writing to the Company by the Underwriters expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the caption “Plan of Distribution — Price Stabilization and Short Positions” as set forth in Section 11(1) hereof. There are no contracts or other documents required to be described in the General Disclosure Package or the U.S. Final Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d)           Reporting Issuer and TSX Status. The Company is a “reporting issuer” (a) in the Qualifying Jurisdictions, and (b) in good standing under Canadian Securities Laws. The Company is not in material default of any requirement of such legislation and is in all material respects in compliance with the by-laws, rules and regulations of the Toronto Stock Exchange (“TSX”).

(e)           Short Form Eligibility. The Company (a) meets the general eligibility requirements to use the Canadian Shelf Procedures, and (b) is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(f)            Ineligible Issuer. The Company is not an “ineligible issuer” in connection with the offering of the Offered Securities pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the SEC in accordance with the requirements under the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the SEC or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Final Prospectus or the U.S. Preliminary Prospectus that has not been superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule “A” hereto, the Company has not prepared, used or referred to, and will not, without the Underwriters’ prior consent, prepare, use or refer to, any free writing prospectus.

(g)           Incorporated Documents. Each document filed or to be filed with the Canadian Commissions that is or will be incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws, and did not, does not and will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained, contains or will contain at the time of its filing any untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(h)           Reports and Documents, etc. There are no reports or information that, in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Offered Securities that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Canadian Commissions that remain confidential as of the date hereof; there are no documents required to be filed with the Reviewing Authority or the other Canadian Commissions in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus that have not been filed as required.

(i)            Liabilities. Neither the Company nor any Subsidiary (as defined below) has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the financial statements of the Company, other than liabilities, obligations, or indebtedness or commitments which would not be a Material Adverse Change (as defined below).

(j)            Offering Materials Furnished to Underwriters. The Company has delivered to the Underwriters one complete manually signed copy of the registration statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the General Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Underwriters, in such quantities and at such places as the Underwriters have reasonably requested.

(k)           Distribution of Offering Material By the Company. The Company has not distributed and will not distribute, prior to the later of (i) the expiration or termination of the Over-Allotment Option granted to the Underwriters and (ii) completion of the Underwriters’ distribution of the Offered Securities, any offering material in connection with the offering and sale of the Offered Securities other than the Preliminary Prospectuses, the Canadian Final Prospectus, the U.S. Final Prospectus, any free writing prospectus reviewed and consented to by the Underwriters, or the Registration Statement.

(l)            The Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(m)          No Material Adverse Change. Except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses, subsequent to the respective dates as of which information is given therein: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its Subsidiaries (as defined below), considered as one entity (any such change is called a “Material Adverse Change”), (ii) the Company and its Subsidiaries considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other Subsidiaries, any of its Subsidiaries on any class of share capital or repurchase or redemption by the Company or any of its Subsidiaries of any class of share capital. Except as would not, individually or in the aggregate, have a Material Adverse Change, neither the Company nor any Subsidiary has sent or received any communication regarding termination of, or intent not to renew, any of the contracts, agreements or customer relationships referred to or described in General Disclosure Package or the Final Prospectuses.

(n)           Independent Accountants. Ernst & Young LLP, who have delivered their report with respect to the financial statements of the Company as described in the Canadian Final Prospectus and supporting schedules filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the General Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus are (i) independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board (the “PCAOB”) whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) with Ernst & Young LLP or any other prior auditor of the Company or any of its Subsidiaries.

(o)           Preparation of the Financial Statements. The financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the General Disclosure Package and the Final Prospectuses present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries (as defined below) as of and at the dates indicated and the results of their operations and cash flows for the periods specified. The supporting schedules included in the Registration Statement present fairly, in all material respects, the information required to be stated therein. Such financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements are required by the Securities Act or the Canadian Securities Laws to be included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses. To the knowledge of the Company, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the SEC as a part of the Registration Statement and included in the General Disclosure Package and/or Final Prospectuses.

(p)           Tax Disclosure. The statements set forth in the General Disclosure Package and the Final Prospectuses under the captions “Certain United States Federal Income Tax Considerations,” “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Offered Securities or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(q)           Company’s Accounting System. Each of the Company and its Subsidiaries (as defined below) makes and keeps accurate books and records and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, whether written, oral or implied, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, whether written, oral or implied, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No material weakness has been identified in the Company’s internal control over financial reporting (whether or not remediated) and, except as set forth in the General Disclosure Package and Final Prospectuses, since December 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(r)            Incorporation and Good Standing of the Company and its Subsidiaries. Each of the Company and its subsidiaries listed on Schedule “B” (collectively, the “Subsidiaries”), has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and Final Prospectuses and, in the case of the Company, to enter into and perform its obligations under this Agreement and each of the Company and its Subsidiaries is duly qualified as a corporation, foreign corporation or extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in a Material Adverse Change. All of the issued and outstanding capital shares or other equity or ownership interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim.  No person has any agreement, option, warrant, conversion right, other right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement with the Company or its Subsidiaries for the purchase, subscription for or issuance of any of the issued or unissued securities of the Subsidiaries. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than as disclosed in Schedule “B”.

(s)            Minute Books. The corporate records and minute books of each of the Company and its Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Company and its Subsidiaries held since incorporation, and originals or copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Company and its Subsidiaries other than at a meeting.

(t)            Capitalization and Other Share Capital Matters. The authorized, issued and outstanding share capital of the Company is as set forth in the General Disclosure Package and the Final Prospectuses as of the date specified therein and there have been no material changes to the share capital except for subsequent issuances, if any, pursuant to the Company’s Equity Compensation Plans (as defined below) as described in the General Disclosure Package and the Final Prospectuses or upon the exercise of outstanding options or warrants described in the General Disclosure Package and the Final Prospectuses.  The Offered Securities conform in all material respects to the description thereof contained in the General Disclosure Package and the Final Prospectuses. All of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable United States and Canadian Securities Laws. None of the Common Shares were issued in violation of any pre-emptive rights, resale right, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company created by law or the Company. The Unit Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company as provided herein, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Unit Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Unit Shares created by law or the Company. The Unit Shares, when issued and delivered against payment therefore as provided herein, will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s articles or bylaws or any agreement or other instrument to which the Company is a party or by which the Company is bound.

(u)           No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Final Prospectus or included in the offering contemplated by this Agreement.

(v)           Options and Warrants to Purchase Securities. Except as described in the General Disclosure Package and the Final Prospectuses, and other than any outstanding options issued pursuant to the Equity Compensation Plans (as defined below), there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares of the Company or any of its Subsidiaries.

(w)          Equity Compensation Plans. The description of the Company’s employee share purchase plan and the key employee stock option/stock issuance plan (collectively, the “Equity Compensation Plans”), and the options or other rights granted thereunder, as set forth in the General Disclosure Package and Final Prospectuses accurately and fairly presents, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

(x)           Pension, Benefit Plans etc. Other than the Equity Compensation Plans and health, dental and group life insurance benefits for the employees of the Company and its Subsidiaries, there are no benefit plans relating to the employees of the Company, including profit sharing, pension or other deferred compensation arrangements, retirement, health or insurance plans (oral or written), other than the Canada Pension Plan and other similar health plans established and administered by any other provincial workers’ compensation insurance provided pursuant to statute, a legally mandated profit sharing plan for the employees of DragonWave Mexico S.A. de C.V. with respect to the profits of DragonWave Mexico S.A. de C.V. and the legally mandated contribution by DragonWave S.à r.l. to a pension savings program for its sole employee.

(y)           Forward-Looking Information or Statements. Any “forward-looking information” (within the meaning of the Canadian Securities Laws) and each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses and the free writing prospectuses, if any, has been made or reaffirmed (to the extent not modified or superseded) on a reasonable basis and in good faith, as at the date such statement was made.

(z)           Stock Exchange Listings. The Company’s outstanding Common Shares are listed for trading on the NASDAQ Global Market (“NASDAQ”) and the Unit Shares and the Warrant Shares are approved for listing, subject to official notice of issuance, on NASDAQ. The Company’s outstanding Common Shares are listed and posted for trading on the TSX under the symbol “DWI”. Concurrently with or immediately following the execution of this Agreement, the Company will apply for conditional approval for listing and trading of the Unit Shares and the Warrant Shares on the TSX, subject to satisfaction by the Company of the conditions imposed by the TSX, and the Company will apply for approval for listing and trading of the Warrants on the TSX and NASDAQ; subject to the foregoing, all acts have been taken and all documents have been filed under the Canadian Securities Laws and TSX and NASDAQ rules (except post-closing matters) to enable the Unit Shares and the Warrant Shares to trade on the TSX and NASDAQ.

(aa)         Share Certificates. The certificates for the Unit Shares and the Warrant Shares are in due and proper form and conform to the requirements of the Canada Business Corporations Act, the articles of incorporation of the Company and applicable requirements of the TSX, NASDAQ and the DTC or have been otherwise approved by the TSX and NASDAQ and made eligible by the DTC.

(bb)         Directors and Officers.  To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(cc)         Executive Compensation. The directors and officers of the Company are as disclosed in the General Disclosure Package and the Final Prospectuses and the information therein relating to their compensation is accurate as at the dates for which it is given.

(dd)         Transfer Agent and Warrant Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares of the Company, including the Unit Shares and the Warrant Shares, and Computershare Trust Company of Canada has been duly appointed as registrar and warrant agent for the Warrants.

(ee)         Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its Subsidiaries is in violation of its articles or by-laws, partnership agreement or operating agreement or similar organizational document, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, note, guarantee, contract, franchise, lease or other instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound (including, without limitation, any credit agreement, guarantee, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company or any of its Subsidiaries), or to which any of the property or assets of the Company or any of its Subsidiaries is subject (each, an “Existing Instrument”), except for such Defaults as would not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and by the General Disclosure Package and Final Prospectuses and the issuance and sale of the Offered Securities (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the articles or the by-laws, partnership agreement or operating agreement or similar organizational document of the Company or any Subsidiary, as applicable, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any Subsidiary. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by the General Disclosure Package and Final Prospectuses, except such as have been obtained or made or, as contemplated by this Agreement, will be obtained or made, by the Company and are in full force and effect under the Securities Act, applicable Canadian Securities Laws, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (“FINRA”). As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(ff)          No Material Actions or Proceedings. There are no legal or governmental actions, actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened or contemplated (i) against or affecting the Company or any of its Subsidiaries, (ii) which have as the subject thereof any officer or director (in his or her capacity as such) of, or property owned or leased by, the Company or any of its Subsidiaries or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company, such Subsidiary or such officer or director, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or materially and adversely affect the consummation of the transactions contemplated by this Agreement and (C) any such action, suit or proceeding is or would be material in the context of the sale of the Offered Securities. No material labour dispute with the employees or independent contractors of the Company or any of its Subsidiaries, or, to the Company’s knowledge, with the employees of any principal supplier, manufacturer, customer or contractor of the Company, that, in either case, would reasonably be expected to result in a Material Adverse Change, exists or, to the best of the Company’s knowledge, is threatened or imminent. Except as set forth in the

General Disclosure Package and Final Prospectuses, the Company has not been party to any material affiliated-party transactions or any off-balance sheet arrangement (as defined in General Instruction B.(11) of Form 40-F) during the most recent three fiscal years.

(gg)         Trade Union, etc. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company’s employees by way of certification, interim certification, voluntary recognition, designation or successor rights under the Ontario Labour Relations Act or any similar legislation.

(hh)         Employment Standards, Human Rights Legislation. There are no complaints against the Company before any government employment standards branch, tribunal or human rights tribunal, nor, to the knowledge of the Company, are there any threatened complaints or any occurrence that may reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation, that in either case would reasonably be expected to result in a Material Adverse Change. There are no outstanding decisions or settlements or pending settlements under any employment standards legislation that place any obligation upon the Company to do or to refrain from doing any act. The Company is not delinquent in any material respect in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors, and all such amounts have been properly accrued in the books and records of the Company. The Company has complied in all material respects with all applicable laws related to employment, including those related to wages, hours and the payment and withholding of taxes and other sums as required by law.

(ii)           Proposed Acquisition. There are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or any of its Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(jj)           Intellectual Property Rights. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has a valid and enforceable right to use pursuant to a written license, all trademarks, trade names, service marks, patents, patent applications, other patent rights, copyrights, domain names, software, inventions, processes, databases, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar intellectual property rights, whether registered or unregistered and in any jurisdiction (collectively, “Intellectual Property Rights”) reasonably necessary to conduct their respective businesses as now conducted, free and clear of all liens and encumbrances. To the knowledge of the Company, the Company and each of its Subsidiaries’ businesses as now conducted does not infringe, conflict with or otherwise violate any Intellectual Property Rights of others, and neither the Company nor any of its Subsidiaries has received, or has any reason to believe that it will receive, any notice of infringement or conflict with asserted Intellectual Property Rights of others, or any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Company or its Subsidiaries therein. To the knowledge of the Company, there is no infringement by third parties of any Intellectual Property Rights owned by the Company or any of its Subsidiaries. There is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim relating to Intellectual Property Rights owned by the Company or any of its Subsidiaries. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Canadian Final Prospectus and the U.S. Final Prospectus and are not described therein (the General Disclosure Package contains the same description of the matters set forth in the preceding sentence contained in the Canadian Final Prospectus and the U.S. Final Prospectus). All licenses for Intellectual Property Rights owned or used by the Company or any of its Subsidiaries are valid, binding upon and enforceable by or against the Company or its Subsidiaries, as applicable, and, to the Company’s knowledge, against the parties thereto in accordance with their terms.  None of the technology employed by the Company or any of its Subsidiaries has been obtained or is being used by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its or its Subsidiaries’ officers, directors or employees or otherwise in violation of the rights of any third party. All material assignments from inventors to the Company have been obtained and filed with the appropriate patent offices for all of the Company’s patent applications. The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect, maintain and safeguard each of their respective rights in all Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements.

(kk)         All Necessary Permits, etc.  Each of the Company and its Subsidiaries possesses such valid and current certificates, authorizations or permits issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct its business, except where the failure to possess such certificates, authorizations or permits would not, individually or in the aggregate, result in a Material Adverse Change, and neither the Company nor any of its Subsidiaries has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non—compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, could result in a Material Adverse Change.

(ll)           Title to Properties. The Company and each of its Subsidiaries has good and marketable title to all property and other assets reflected as owned in its financial statements incorporated by reference in the Preliminary Prospectuses and Final Prospectuses, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, except for those currently effective registrations set out in the personal property security registry under the Personal Property Securities Act (Ontario) and such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such Subsidiary. The real property, improvements, equipment and personal property held under lease by the Company or any Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary.

(mm)      Tax Law Compliance. The Company and its consolidated Subsidiaries have filed all necessary United States federal, Canadian federal and all other foreign, provincial, state, local or other income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings, except for such failure to pay as would not, individually or in the aggregate, result in a Material Adverse Change. The Company has made adequate charges, accruals and reserves in its financial statements included or incorporated by reference in the Preliminary Prospectuses and Final Prospectuses in respect of all United States federal, Canadian federal, state, provincial, foreign, local and other income and franchise taxes for all periods as to which the tax liability of the Company or any of its consolidated Subsidiaries has not been finally determined.

(nn)         Company is not an “Investment Company”. The Company has been advised of the rules and requirements under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is not, and will not be, either at the time of receipt of payment for the Offered Securities, as applicable, or after the application of the proceeds therefrom as described in the General Disclosure Package and Final Prospectuses, registered or required to be registered as an “investment company” within the meaning of the Investment Company Act.

(oo)         Company is not a “Passive Foreign Investment Company”. As of the date hereof, the Company believes, after due inquiry, and based on its current operations and expected financial results, that it will not constitute a “passive foreign investment company,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending December 31, 2013.

(pp)         Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation.

(qq)         Insurance. Each of the Company and its Subsidiaries is insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its business including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its material Subsidiaries for product liability claims. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied in the past two years.

(rr)           No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Common Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(ss)          Due Diligence. The information supplied by the Company to the Underwriters and the Underwriters’ counsel in connection with the due diligence conducted by them, including information provided at due diligence sessions, was true, when supplied and is, on the date hereof, and accurate in all materials respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons that would reasonably be expected to have appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith.

(tt)           Officers’ Certificates. The information contained in the officers’ certificates rendered to the Underwriters by any officer(s) of the Company in compliance with the Company’s obligations to the underwriters under this Agreement are true and accurate and not misleading and all expressions of opinion, intention or expectation contained in them are honestly and fairly based and no material fact has been omitted.

(uu)         Working Capital. Taking into account the available working capital and the net proceeds receivable by the Company following the sale of the Offered Securities, the Company has sufficient working capital for its present requirements that is for a period of at least 12 months from the date of the Preliminary Prospectuses.

(vv)         Related Party Transactions. There are no business relationships or related-party transactions involving the Company or any of its Subsidiaries or any other person required to be described which have not been described as required in the General Disclosure Package and Final Prospectuses.

(ww)       FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(xx)         Parties to Lock-Up Agreements. Each of the Company’s directors and officers listed on Exhibit “A” has executed and delivered to the Underwriters a lock-up agreement in the form of Exhibit “B” hereto (the “Lock-Up Agreement”). If any additional persons shall become directors or officers of the Company prior to the end of the Lock-Up Period (as such term is defined in the Lock-Up Agreement), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or officer of the Company, to execute and deliver to the Underwriters an agreement in the form attached hereto at Exhibit “B”.

(yy)         Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Registration Statement, General Disclosure Package and Final Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(zz)         No Unlawful Contributions or Other Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, local, municipal or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(aaa)      Compliance with Environmental Laws. Except as described in the General Disclosure Package and Final Prospectuses and except as would not, singly or in the aggregate, result in a Material Adverse Change, (i) neither the Company nor any of its Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(bbb)      Brokers. Except pursuant to this Agreement, neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the Registration Statement.

(ccc)       No Outstanding Loans or Other Extensions of Credit. Since December 31, 2009, neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any shareholder, director or executive officer (or equivalent thereof) of the Company and/or such Subsidiary except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act, and no loan made prior to such filing remains outstanding.

(ddd)      Compliance with Laws. The Company has not been advised, and has no reason to believe, that it or any of its Subsidiaries is not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change.

(eee)       Dividend Restrictions. Except (i) as disclosed in the General Disclosure Package and Final Prospectuses or (ii) as may be restricted by applicable law, no Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Company or any other Subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

(fff)        Foreign Corrupt Practices Acts. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder (the “FCPA”), and the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any “foreign public official” (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA; and the Company and its Subsidiaries will monitor their respective businesses to ensure compliance with the FCPA and the CFPOA, as applicable, and, if violations of the FCPA or the CFPOA are found, will take remedial action to remedy such violations.

(ggg)       Money Laundering Laws. The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its

Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(hhh)      OFAC. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(iii)          Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal controls over financial reporting” within the meaning of such terms under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and is in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with Canadian securities regulators. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act). The Company has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company is not aware of any material weaknesses in its internal control over financial reporting.

(jjj)         Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“NI 52-110”), Rule 10A-3 under the Exchange Act and the NASDAQ marketplace rules. The audit committee of the Company operates in accordance with all material requirements of NI 52-110 and has adopted a charter that satisfies the Exchange Act and the NASDAQ marketplace rules.

(kkk)      U.S. Underwriter. No withholding tax imposed under the federal laws of Canada or the laws of any province or territory of Canada will be payable in respect of the payment of any fee as contemplated by this Agreement to an Underwriter that, for purposes of the Income Tax Act (Canada) (the “Act”) is not resident in Canada (nor deemed to be resident in Canada) and does not carry on business in Canada, but is resident in the United States for purposes of the Canada — United States Tax Convention (the “Convention”) or if a

partnership, all the members of which are not resident in Canada for the purposes of the Act but are resident in the United States for purposes of the Convention, (a “U.S. Underwriter”), provided that (i) such U.S. Underwriter deals at arm’s length with the Company, (ii) that any such fee is payable in respect of services rendered by or on behalf of such U.S. Underwriter wholly outside of Canada that are performed by such U.S. Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and (iii) and any such amount is reasonable in the circumstances. No goods and services tax imposed under the federal laws of Canada will be collectible by a U.S. Underwriter in respect of the payment of any fee as contemplated by this Agreement to any U.S. Underwriter, provided that any such fee is payable in respect of services performed by such U.S. Underwriter wholly outside of Canada.

In this Agreement, a reference to “knowledge” of the Company, means the knowledge of the executive officers of the Company after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company or any of the Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Offered Securities shall be deemed to be a representation and warranty by the Company or Subsidiary, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 4               Certain Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a)           Delivery of Prospectuses. The Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the filing thereof, and during the period mentioned in Section 4(e) or Section 4(f) below, as many commercial copies, or originally signed versions, of the Canadian Final Prospectus, the U.S. Final Prospectus and any supplements and amendments thereto or to the Registration Statement as the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Offered Securities and ending on the completion of the distribution of the offering of the Offered Securities, during which time a preliminary prospectus or a prospectus relating to the Offered Securities is required by applicable securities laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Securities by any Underwriter or dealer.

(b)           Underwriters’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Preliminary Prospectuses, the Canadian Final Prospectus or the U.S. Final Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters’ consent, which shall not be unreasonably delayed, conditioned or withheld.

(c)           Free Writing Prospectuses. The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period (but in any event at any time through and including the First Closing Date or any applicable Option Closing Date, as the case may be) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld.

(d)           Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of an Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)           Securities Act Compliance. The Company will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in each case in a form reasonably approved by the Underwriters, and will file (i) the Canadian Final Prospectus with the Reviewing Authority as soon as possible but not later than 9:00 a.m. (Toronto time) on July 25, 2014, and (ii) will file such U.S. Final Prospectus with the SEC as soon as possible but in any event within the time limit required by SEC rules and regulations. After the date of this Agreement, the Company shall promptly advise the Underwriters in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Final Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, any free writing prospectus or the Final Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, any free writing prospectus, the U.S. Final Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Offered Securities for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Company’s outstanding Common Shares, the Unit Shares, the Warrant Shares or the Warrants, as applicable, from the TSX or NASDAQ, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the distribution of the Offered Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment.

(f)                                   Amendments and Supplements to the Final Prospectuses and Other Securities Act Matters. The Company will comply with the Securities Act, the Exchange Act and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Securities during the Prospectus Delivery Period as contemplated in this Agreement and the Final Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Prospectuses so that the Final Prospectuses do not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Final Prospectus or the Canadian Final Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Underwriters or counsel for the Underwriters it is otherwise necessary to amend or supplement the Final Prospectuses to comply with applicable law, including the Securities Act and the Canadian Securities Laws, the Company agrees (subject to Section 4(b) and Section 4(c)) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Final Prospectuses so that the statements in the Final Prospectuses as so amended or supplemented will not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Final Prospectus or the Canadian Final Prospectus is delivered to a purchaser, not be misleading or so that the Final Prospectuses, as amended or supplemented, will comply with applicable law, including the Securities Act and the Canadian Securities Laws, as applicable. Neither the Underwriters’ consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(b) or Section 4(c).

(g)                                  Blue Sky Compliance. The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Offered Securities for sale under (or obtain exemptions from the application of) United States state securities or blue sky laws or the laws of the Qualifying Jurisdictions or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Offered Securities. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Offered Securities). The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(h)                                 Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Securities sold by it in the manner described under the caption “Use of Proceeds” in the General Disclosure Package and the Final Prospectuses.

(i)                                     Transfer Agent and Warrant Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Common Shares and a registrar and warrant agent for the Warrants, both in Canada and the United States.

(j)                                    Listing of Warrants. The Company shall apply for the listing and trading of the Warrants on the TSX and NASDAQ as soon as practicable, and shall use commercially reasonable efforts to obtain approval for such listing and trading of the Warrants.

(k)                                 Effectiveness of Warrant Registration Statement. The Company will use its commercially reasonable efforts to maintain the effectiveness of the Warrant Registration Statement or another shelf registration statement providing for the registration in the United States of the offering of the Warrant Shares until the earlier of the expiration date of the Warrants and the date upon which all such Warrants have been exercised.

(l)                                     Earnings Statement. As soon as practicable, but in any event no later than eighteen months after the date of this Agreement, the Company will make generally available to its security holders and to the Underwriters an earnings statement (which need not be audited) covering a period of at least twelve (12) months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(m)                             Periodic Reporting Obligations. During the period when the U.S. Final Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and NASDAQ all reports and documents required to be filed under the Exchange Act.

(n)                                 Agreement Not to Issue, Offer or Sell Common Shares. During the period commencing on and including the date hereof and ending on October 30, 2014 (as the same may be extended as described below, the “Lock-Up Period”), the Company will not, without the prior written consent of the Underwriters (which consent may not be unreasonably withheld), (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the Securities Act, (other than on Form F-4 and Form S-8, subject to the restrictions set forth below), or to file a prospectus under the Canadian Securities Laws, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Offered Securities under the Securities Act, the filing of the Final Prospectuses under the Canadian Securities Laws relating to the sale of the Offered Securities and the sales of the Offered Securities to the Underwriters pursuant to this Agreement, (B) issuances of Common Shares upon the exercise of options or warrants disclosed as outstanding in the Final Prospectuses, (C) the issuance of stock options not exercisable during the Lock-Up Period and the issuance of Common Shares pursuant to the Company’s Equity Compensation Plans described in the Final Prospectuses, (D) issuances of Warrant Shares, and (E) the filing or causing to become effective a registration statement under the Securities Act relating to the Warrants or the Warrant Shares. Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Underwriters waives, in writing, such extension (which waiver may not be unreasonably withheld). The Company will provide the Underwriters with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

(o)                                 Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Securities in such a manner as would require the Company or any of its Subsidiaries to register as an investment company under the Investment Company Act.

(p)                                 No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Securities or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Offered Securities or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(q)                                 Press Releases/Announcements. Prior to the First Closing Date or the Option Closing Date, as the case may be, the Company shall not, without the Underwriters’ prior consent, which shall not be unreasonably delayed, conditioned or withheld issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Subsidiary, or with respect to the offering of the Offered Securities. The Company shall use all reasonable endeavours to procure that employees of the Company and its Subsidiaries and advisers to the Company observe the restriction set out herein as if they were parties hereto. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises the Company that it is necessary in order to comply with securities laws or the rules or requirements of the TSX or NASDAQ.

The Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 5               Marketing Materials

(1)           During the distribution of the Offered Securities, the Company, acting reasonably, and CIBC, on behalf of the Underwriters, shall approve in writing, prior to such time marketing materials are provided to potential investors, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Securities, such marketing materials to comply with Canadian Securities Laws and the Securities Act. The Company shall file a template version of such marketing materials with the Reviewing Authority as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and CIBC, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Securities, and such filing shall constitute the Underwriters’ authority to use a limited use version of such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Reviewing Authority and a complete template version containing such comparables and any disclosure  relating to the comparables, if any, shall be delivered to the Reviewing Authority by the Company in accordance with NI 44-101.

(2)           The Company, and the Underwriters, on a several (and not joint nor joint and several) basis, covenant and agree:

(a)                                 not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Reviewing Authority on or before the day such marketing materials are first provided to any potential investor of Offered Securities;

(b)                                 not to provide any potential investor with any materials or information in relation to the distribution of the Offered Securities or the Company other than: (i) such marketing materials that have been approved, filed and delivered in accordance with this Section 5; (ii) the Preliminary Prospectuses, the Final Prospectuses and any Supplementary Material; and (iii) any standard term sheets approved in writing by the Company and CIBC, on behalf of the Underwriters; and

(c)                                  that any marketing materials approved and filed in accordance with this Section 5, and any standard term sheets approved in writing by the Company and CIBC, on behalf of the Underwriters, shall only be provided to potential investors in the Qualifying Jurisdictions.

Section 6               Payment of Expenses.

Whether or not the purchase and sale of the Offered Securities pursuant to this Agreement is completed, the Company will pay all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Offered Securities and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a)                                 the preparation and filing of the Registration Statement (including the financial statements, exhibits, schedules, consents and certificates of experts contained therein), the Form F-X, the General Disclosure Package, the Final Prospectuses, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and the Preliminary Prospectuses and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b)                                 the registration, issue, sale and delivery of the Offered Securities, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Offered Securities to the Underwriters;

(c)                                  the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d)                                 all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Offered Securities for offer and sale under the United States state securities or blue sky laws or the provincial securities laws of Canada or any other foreign laws, and, if reasonably requested by the Underwriters, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e)                                  all filing fees, attorneys’ fees and expenses incurred by independent counsel to the Underwriters in connection with FINRA or blue sky laws, not to exceed US$20,000 without the prior written consent of the Company;

(f)                                   all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors;

(g)                                  the reasonable, actual and documented fees and disbursements of independent counsel retained by the Underwriters up to an amount not to exceed US$125,000 (exclusive of taxes and disbursements) without the prior written consent of the Company (which amount excludes any fees or disbursements incurred pursuant to Section 6(e) above);

(h)                                 the fees and expenses associated with the listing of the Unit Shares and the Warrant Shares on the TSX or qualification of the Company’s outstanding Common Shares including the Unit Shares and the Warrant Shares for quotation on the NASDAQ and any registration thereof under the Exchange Act;

(i)                                     any filing for review of the public offering of the Offered Securities by FINRA;

(j)                                    the fees and disbursements of any transfer agent or registrar for the Unit Shares and the Warrant Shares;

(k)                                 the reasonable costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Offered Securities to prospective investors and the Underwriters’ sales forces (including reasonable travel and related expenses);

(l)                                     the costs and expenses of qualifying the Unit Shares and Warrant Shares for inclusion in the book-entry settlement system of CDS and DTC; and

(m)                             the performance of the Company’s other obligations hereunder,

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing. All such expenses incurred by or on behalf of the Underwriters shall be payable by the Company within 30 days of the receipt of an invoice in respect thereof and may be deducted from the gross proceeds at the First Closing Date or each Option Closing Date, as the case may be.

Section 7               Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Offered Securities as provided herein on the First Closing Date and, with respect to the Over-Allotment Shares and Over-Allotment Warrants, each Option Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 3 as of the date hereof and as of the First Closing Date as though then made and, with respect to the Over-Allotment Shares and Over-Allotment Warrants, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a)                                 Opinion of Canadian Counsel for the Company. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion of Dentons Canada LLP, Canadian counsel for the Company, addressed to the Underwriters, and dated the First Closing Date and each Option Closing Date, as the case may be, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(b)                                 Opinion and 10b-5 Statement of United States Counsel for the Company. On the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of DLA Piper LLP (US), United States counsel for the Company, addressed to the Underwriters, and dated the First Closing Date or the Option Closing Date, as the case may be, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(c)                                  10b-5 Statement of United States Counsel for the Underwriters.  On the First Closing Date and each Option Closing Date, the Underwriters shall have received a Rule 10b-5 negative assurance statement of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Underwriters, dated as of the First Closing Date or the Option Closing Date, as the case may be, and such counsel shall have received such documents and information as they may reasonably request to enable them to make such statement.

(d)                                 Opinion of Canadian Counsel for the Underwriters. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, addressed to the Underwriters, and dated the First Closing Date and each Option Closing Date, as the case may be.

(e)                                  Canadian Local Counsel Opinions. The Underwriters receiving favourable legal opinions of local Canadian counsel, addressed to the Underwriters and counsel to the Underwriters, dated as of the First Closing Date and each Option Closing Date, as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of the jurisdictions in Canada in which Dentons Canada LLP is not qualified to practice, in each case in a form acceptable in all reasonable respects to counsel to the Underwriters.

(f)                                   Accountants’ Comfort Letters. The Underwriters shall have received from Ernst & Young LLP, independent public or certified public accountants for the Company, a “long-form” comfort letter dated the date hereof, and addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters and the Company, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the General Disclosure Package and the Canadian Final Prospectus, and confirming that they are (A) independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and all Canadian Securities Laws and (B) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X.

(g)                                  Bring-down Comfort Letters. On the First Closing Date and each Option Closing Date, the Underwriters shall have received from Ernst & Young LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 7(f), except that the specified date referred to therein for the carrying out of procedures shall be no more than two business days prior to the First Closing Date or the applicable Option Closing Date, as the case may be.

(h)                                 Company Compliance with Prospectus and Registration Requirements; No Stop Order; No Objection from FINRA. For the period from and after effectiveness of this Agreement and prior to the First Closing Date or any applicable Option Closing Date:

(i)                                     the U.S. Final Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Final Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor; and all other steps or proceedings shall have been taken that may be necessary in each of the Qualifying Jurisdictions;

(ii)                                  no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the SEC;

(iii)                               no order preventing or suspending the use of the Canadian Final Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Commission or other securities regulatory authority in Canada;

(iv)                              no order, ruling, or determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares, including the Unit Shares and the Warrant Shares, or any other securities of the Company shall have been issued by any court, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such court, securities regulatory authority or stock exchange;

(v)                                 the Canadian Preliminary Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Preliminary Prospectus shall have been filed with the SEC;

(vi)                              the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) none of the Preliminary Prospectuses or the Final Prospectuses, and no amendment or supplement thereto, shall include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (b) none of the Preliminary Prospectuses, the General Disclosure Package or the Final Prospectuses, and no amendment or supplement thereto shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (c) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

(vii)         all requests for additional information on the part of the SEC or any Canadian Commission shall have been complied with; and

(viii)        FINRA shall have issued a no objection letter to the fairness and reasonableness of the underwriting terms and arrangements.

(i)            No Material Adverse Change. For the period from the date of this Agreement and to and including the First Closing Date and each Option Closing Date, as the case may be, in the judgment of the Underwriters, there shall not have occurred any Material Adverse Change.

(j)            Officers’ Certificate. On each of the First Closing Date and each Option Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in his personal capacity, dated as of the First Closing Date and each Option Closing Date, as applicable, to the effect that the conditions set forth in Section 7(h) have been met, and further to the effect that:

(i)            for the period from and including the date of this Agreement to and including such First Closing Date or Option Closing Date, there has not occurred any Material Adverse Change;

(ii)           the representations, warranties and covenants of the Company set forth in Section 3 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such First Closing Date or Option Closing Date;

(iii)          the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such First Closing Date or Option Closing Date; and

(iv)          such other matters as the Underwriters may reasonably request.

(k)           Secretary Certificates of the Company. The Underwriters having received certificates dated the First Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters, signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)                                     the constating documents and by-laws of the Company;

(ii)                                  the resolutions of the directors of the Company relevant to the distribution of the Offered Securities in each of the Qualifying Jurisdictions and in the United States, allotment, issue (or reservation for issue) and sale of the Offered Securities, entering into the Warrant Indenture, and, as applicable, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

(iii)                               the incumbency and signatures of signing officers of the Company.

(l)                                     Good Standing. The Underwriters shall have received on and as of the day prior to the First Closing Date or on and as of the day prior to the Option Closing Date, as the case may be, satisfactory evidence of the good standing of the Company and its Subsidiaries in their respective jurisdictions of organization, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(m)                             Listing. The Unit Shares and the Warrant Shares shall have been approved for listing on the TSX and NASDAQ, and subject, in the case of the TSX, to the fulfillment of the usual post-closing requirements and, in the case of NASDAQ, only to notice of issuance and evidence of satisfactory distribution at or prior to the First Closing Date or the Option Closing Date, as the case may be.

(n)                                 Lock-Up Agreements from Certain Directors and Officers of the Company. On or prior to the date hereof, the Company shall have furnished to the Underwriters an agreement in the form of Exhibit “B” hereto from each of the persons listed on Exhibit “A” hereto, and such agreement shall be in full force and effect on each of the First Closing Date and each Option Closing Date.

(o)                                 Certificate of Transfer Agent. The Company having delivered to the Underwriters on the First Closing Date and on the Option Closing Date, as the case may be, a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the First Closing Date and the Option Closing Date, as the case may be.

(p)                                 Warrant Indenture. The warrant indenture between the Warrant Agent and the Company (the “Warrant Indenture”) having been executed and delivered by the Company and the Warrant Agent, in form and substance satisfactory to the Underwriters, acting reasonably;

(q)                                 Additional Documents. On or before the First Closing Date and each Option Closing Date, the Underwriters and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Offered Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Securities as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Underwriters and counsel for the Underwriters.

If any condition specified in this Section 7 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Underwriters by notice to the Company at any time on or prior to the First Closing Date and, with respect to the Over-Allotment Shares and Over-Allotment Warrants, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 5, Section 7, Section 11 and Section 12 shall at all times be effective and shall survive such termination. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on a party, any such waiver or extension must be in writing and signed by such party.

Section 8               Covenants of the Underwriters.

(1)           Each Underwriter, severally and not jointly, covenants with the Company that, after the First Closing Date and Option Closing Date, as the case may be, the Underwriters will (a) use their reasonable best efforts to complete the distribution of the Offered Securities as promptly as possible and (b) give prompt written notice to the Company or its counsel when, in the opinion of the Underwriters, they have completed distribution of the Offered Securities, and within 30 days after completion of the distribution, will provide the Company or its counsel in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions and in the United States where that breakdown is required by a Canadian Commission or the SEC, as the case may be, for the purpose of calculating fees payable to, or making filings with, that Canadian Commission or the SEC, as the case may be.

(2)           No Underwriter shall be liable to the Company under this Section 8 with respect to a default by any of the other Underwriters.

(3)           Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Section 9               Termination of this Agreement.

(1)           Prior to the purchase of the Units by the Underwriters on the First Closing Date or, in the case of the Over-Allotment Shares and Over-Allotment Warrants prior to the Option Closing Date, any Underwriter shall have the right to terminate its obligations under this Agreement by written notice to that effect given to the Company if at any time:

(a)                                 Litigation. Any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States or elsewhere, including, without limitation, the TSX or NASDAQ, in relation to the Company or the Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Securities or any other securities of the Company in any of the Qualifying Jurisdictions or the United States, or which, in the reasonable opinion of the Underwriters, might be expected to have a significant adverse effect on the market price or value of the Offered Securities, including without limitation, (i) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the SEC, or by NASDAQ or by any Canadian Commission or by the TSX, or (ii) trading in securities generally on any of NASDAQ or the TSX shall have been suspended or limited (other than as a result of technological failures that effect such exchange as a whole), or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, or (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(b)                                 Occurrences. Any change in the U.S., Canadian or international financial, political or economic conditions, the effect of which is such as to make it, in the judgment of the Underwriters, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market.

(c)                                  Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency,  or any governmental action, change of applicable law or regulation (or in the judicial interpretation thereof), if, in the judgment of the Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Offered Securities or to enforce contracts for the sale of the Offered Securities on the First Closing Date or the relevant Option Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the General Disclosure Package and Final Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Offered Securities.

(d)                                 Material Adverse Change. There should occur or be announced by the Company and its Subsidiaries taken as a whole, any Material Adverse Change or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in the General Disclosure Package and Final Prospectuses, which results, or in the sole judgment of the Underwriters, is reasonably expected to result, in purchasers of a material number of Offered Securities exercising their right under applicable legislation to withdraw from their purchase of the Offered Securities or, in the sole judgment of the Underwriters, has or may be expected to have a significant adverse effect on the market price or value of the Offered Securities and makes it impractical or inadvisable to market the Offered Securities.

(2)           The Company agrees that all representations, warranties, terms and conditions of this Agreement (including the conditions in Section 7) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any breach or failure by it to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations under this Agreement by notice to that effect given to the Company at or prior to the First Closing Date or the Option Closing Date, as the case may be, unless otherwise expressly provided in this Agreement.

(3)           The rights of termination contained in this Section 9 may be exercised by the Underwriters and are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of an Underwriter to the Company, or on the part of the Company to an Underwriter except in respect of any liability or obligation under any of Section 5, Section 11 and Section 12 hereof which shall at all times remain in full force and effect and shall survive such termination.

Section 10             Obligation to Purchase.

(1)           Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Offered Securities at the First Closing Date and any Option Closing Date shall be several and not joint and shall be limited to the number and equivalent percentage of the Offered Securities set out opposite the name of the Underwriters respectively below (subject to such adjustment as CIBC may determine to eliminate fractional shares and warrants):

	Number of Offered Securities
CIBC World Markets Inc.	10,387,500	75%
H.C. Wainwright & Co., LLC	3,462,500	25%
	13,850,000	100.0%

(2)           If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Securities that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Offered Securities to be purchased on such date, the Underwriters may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such First Closing Date or the applicable Option Closing Date, as the case may be, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Offered Securities set forth opposite their respective names in this Section 10 bears to the aggregate number of Offered Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters, to purchase the Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or the applicable Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Offered Securities and the aggregate number of Offered Securities with respect to which such default occurs exceeds 10% of the aggregate number of Offered Securities to be purchased on such date, and arrangements satisfactory to the Underwriters, the Company for the purchase of such Offered Securities are not made within 48 hours after such default, this Agreement shall terminate without liability of any party (other than a defaulting Underwriter) to any other party except that the provisions of Section 5, Section 11 and Section 12 shall at all times be effective and shall survive such termination, and for greater certainty, nothing in this Section 9(2) shall relieve a defaulting Underwriter from any liability under this Agreement arising from its failure to purchase its proportionate share of Offered Securities or otherwise from its default. In any such case either the Underwriters or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than five days in order that the required changes, if any, to the Registration Statement and the Final Prospectuses or any other documents or arrangements may be effected.

(3)           As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 11             Indemnification.

(1)           Indemnification Provided by the Company in favour of the Underwriters. The Company (in this Section 11, the “Indemnifying Party”) agrees to indemnify, defend and hold harmless each Underwriter, its affiliates, directors, officers, partners, employees, advisors, shareholders and agents, and any person who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any loss, damage, expense, liability, action, suit, proceeding or claim (including the reasonable cost of investigation) (each a “Claim” and, collectively, the “Claims”) which, jointly or severally, any such Underwriter or any such person may incur by any securities regulatory authority or any other competent authority or under the Securities Act, the Exchange Act, the Canadian Securities Laws, other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions in which the Offered Securities have been offered or sold, or at common law or otherwise (including in settlement of any litigation), insofar as such Claim (or actions in respect thereof as contemplated below) arises out of or is based upon:

(a)                                 any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof for purposes of Section 11 of the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading;

(b)                                 any misrepresentation within the meaning of Canadian Securities Laws or untrue statement or alleged untrue statement of a material fact contained in the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or Supplementary Material (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)                                  any order made or enquiry, investigation or proceedings commenced or threatened by any court, securities regulator or other competent authority, not based solely upon the activities or alleged activities of the Underwriters, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by the Company;

(d)                                 the breach of, or default under, by the Company of any of its representations, warranties or covenants in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement;

(e)                                  the non-compliance or alleged non-compliance by the Company with any Canadian Securities Laws or the Securities Act relating to or connected with the distribution of the Offered Securities, including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

(f)                                   any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Offered Securities or the offering contemplated hereby, and which is included as part of or referred to in any Claim arising out of or based upon any matter covered by clauses (a) through (e) above, and to reimburse each Indemnified Party for any and all expenses (including the fees and disbursements of counsel chosen by the Underwriters) by such Indemnified Party in connection with investigating, defending, settling, compromising or paying any such Claim; provided that the Company shall not be liable under clause (f) to the extent that a court of competent jurisdiction shall have determined by a final judgment (which has become non-appealable) that such Claim resulted directly from any such acts or failures to act undertaken or omitted to be taken by such Underwriter through its gross negligence, fraud or wilful misconduct, and if in respect of any such Claims the Company has advanced funds to any Indemnified Party pursuant to this indemnity, such Indemnified Party shall promptly reimburse such funds to the Company and the indemnity provided for in this Section 11 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence”, “fraud” or “willful misconduct” for the purposes of this Section 11 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)           Idem. The foregoing indemnity agreement shall not apply to any Claim to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any such free writing prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Underwriters to the Company expressly for use in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, any free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the U.S. Final Prospectus, the Canadian Final Prospectus or any Supplementary Material (or any amendment or supplement thereto) are the statements set forth therein under the caption “Plan of Distribution — Price Stabilization and Short Positions.”

(3)           Notification. If any matter or thing contemplated by this Section 11 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifying Party as soon as possible and, in any event on a timely basis, of the nature of such Claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld. Failure or delay by the Indemnified Party to so notify shall not relieve the Indemnifying Party of its obligation of indemnification hereunder unless (and only to the extent that) such failure or delay results in forfeiture by the Indemnifying Party of substantive rights or defences.

(4)           Settlement. The Indemnifying Party shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Parties are a party to such Claim), unless such settlement, compromise or consent includes an unconditional release of each of the Indemnified Parties from all liability arising out of such Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the settlement of any Claim in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(5)           Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Indemnifying Party and the Indemnified Party mutually agree to retain such other counsel, (ii) the Indemnifying Party has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim, (iii) in the opinion of counsel, there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party or (iv) in the opinion of counsel, the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Indemnifying Party on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifying Party.

(6)           Expenses. The Indemnifying Party agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Indemnifying Party, and any Underwriter and personnel of any Underwriter shall be required to testify, participate or respond in respect of or in connection with this Agreement, the Underwriters shall have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Underwriters monthly for reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

(7)           Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this

Section 11 and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section 11 in trust for and on behalf of such Indemnified Party.

(8)           Responsibility. Except in respect of statements relating solely to the Underwriters or expressly agreed by the Underwriters in writing, neither the Underwriters nor any of their affiliates or advisers will be responsible to the Company or to any other person responsible for the General Disclosure Package and Final Prospectuses for verifying the accuracy or fairness of the information published therein or otherwise published by the Company in connection with the offering and sale of the Offered Securities.

(9)           Non-Prejudice. The indemnity provisions set forth in this Section 11 and the contribution provisions set forth in Section 12 and the obligations of the Company thereunder shall be in addition to any liability which the Company may otherwise have and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

Section 12             Contribution.

(1)           Contribution. If the indemnification provided for in Section 11 hereof is unavailable to or unenforceable by an Indemnified Party or insufficient to hold an Indemnified Party harmless in respect of any Claims (as defined in Section 11(1)), then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering of the Offered Securities (net of Underwriters’ Commission but before deducting expenses) received by the Company, and the total Underwriters’ Commission received by the Underwriters, bear to the gross proceeds of the offering of the Offered Securities. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation referred to in Section 11. The Underwriters’ obligations to contribute pursuant to this Section 12 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 10 hereof. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters’ Commission or any portion of such commission actually received by such Underwriter in connection with the Offered Securities underwritten by it and distributed to the public. The amount paid or payable by an Indemnified Party as a result of the Claims referred to above shall be deemed to include, subject to the limitations set forth in Section 11, any legal or other out-of-pocket expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses, whether or not resulting in any such Claims.

(2)           Right of Contribution in Addition to Other Rights. The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which an Indemnified Party may have by statute or otherwise at law.

(3)           Right of Contribution in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this Section 12 and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(4)           Fraudulent Misrepresentation. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) by a court of competent jurisdiction by a final judgment (which has become non-appealable) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 13             Notification to the Underwriters.

The Company undertakes to notify the Underwriters immediately if it comes to its knowledge at any time up to the First Closing Date or any applicable Option Closing Date, as the case may be, that any of the representations and warranties in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Section 13 and, in any event, prior to making any filing pursuant to this Agreement. If, at any time prior to the First Closing Date or any applicable Option Closing Date, as the case may be, the Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to Section 9) require the Company at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

Section 14             Representations, Warranties and Covenants to Survive Delivery.

The representations, warranties and covenants (including indemnities) of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the delivery of and payment for the Offered Securities sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Securities by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Final Prospectuses, any amendments or supplements related thereto or the distribution of the Offered Securities.

Section 15             No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price of the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company and the Underwriters, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 16             Notices.

All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

(a)                                 If to the Underwriters:

CIBC World Markets Inc.

161 Bay Street, 6th Floor
Toronto, Ontario, Canada M5J 2S8
Facsimile: (416) 594-7226
Attention: Mike Lauzon, Executive Director

H.C. Wainwright & Co., LLC

430 Park Avenue
New York, New York, USA 10002
Attention: Craig M. Schwabe, Managing Director

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street
Toronto, Ontario, Canada M5L 1B9

Facsimile: (416) 947-0866
Attention: Martin Langlois

and a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre, 77 King Street West

Suite 3100, P.O. Box 226

Toronto, Ontario, Canada M5K 1J3
Facsimile: (416) 504-0530
Attention: Christopher Cummings

(b)                                 If to the Company:

DragonWave Inc.
600 – 411 Legget Drive

Ottawa, Ontario, Canada K2K 3C9

Facsimile: (613) 599-4265

Attention: Peter Allen, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

99 Bank Street, Suite 1420
Ottawa, Ontario, Canada K1P 1H4
Facsimile: (613) 783-9690
Attention: Andrea Johnson

and a copy (which shall not constitute notice)to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California, 92121

United States

Facsimile: (858) 638-5162
Attention: Matthew Leivo

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 17             TMX Group

The Company hereby acknowledges that CIBC, or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, CIBC may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of CIBC supplying or continuing to supply a product or service.

Section 18             Authority and Use of the Advice of CIBC.

The Company shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by or on behalf of CIBC, who has authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of the matters specifically contemplated by Section 7, Section 9, Section 10, Section 11 and Section 12. The Company agrees that all written and oral opinions, advice, analysis and materials provided by CIBC in connection with the offering and sale of the Offered Securities are intended solely for the Company’s benefit and for the Company’s use only and the Company covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Underwriters in each specific circumstance.

Section 19             Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 10 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 11 and Section 12, and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Offered Securities as such from any of the Underwriters merely by reason of such purchase.

Section 20             Time of the Essence.

Time shall be of the essence of this Agreement.

Section 21             Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 22             Governing Law and Venue.

 This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein governing contracts made and to be performed wholly therein and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, with respect to any dispute related to this Agreement.

Section 23             Counterparts/Facsimile Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 24             General Provisions.

(1)           This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof including the engagement letter dated July 22, 2014, between the Company and CIBC. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

(2)           Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 11 and the contribution provisions of Section 12, and is fully informed regarding the said provisions. Each of the parties hereto further acknowledges that the provisions of Section 11 and Section 12 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, each free writing prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus (or any amendments and supplements thereto), as required by the Canadian Securities Laws, the Securities Act and the Exchange Act.

(3)           The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment bankers.  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

The foregoing is agreed by the parties as of the date first mentioned above.

CIBC WORLD MARKETS INC.

By:	(Signed) “Ryan Voegeli”
Name: Ryan Voegeli
Title: Managing Director

H.C. WAINWRIGHT & CO., LLC

By:	(Signed) “Craig M. Schwabe”
Name: Craig M. Schwabe
Title: Managing Director

DRAGONWAVE INC.

By:	(Signed) “Peter Allen”
Name: Peter Allen
Title: President & Chief Executive Officer

SCHEDULE “A”

INFORMATION AND FREE WRITING PROSPECTUSES
INCLUDED IN THE GENERAL DISCLOSURE PACKAGE

None.

SCHEDULE “B”

COMPANY AND SUBSIDIARIES

Name	Jurisdiction of Organization
DragonWave Inc.	Canada
DragonWave Corp.	Delaware
DragonWave Comercio de Equipamentos De Telecomunicacao Ltda.	Brazil
DragonWave S.à r.l.	Luxembourg
DragonWave Mexico S.A. de C.V.	Mexico
DragonWave S.r.l.	Italy
DragonWave Pte. Ltd.	Singapore
DragonWave Telecommunication Technology (Shanghai) Co., Ltd.	China
DragonWave HFCL India Private Limited	India

EXHIBIT “A”
LIST OF PERSONS AND ENTITIES SUBJECT TO LOCK-UP

Directors

Claude Haw

Peter Allen*

Cesar Cesaratto

Robert Pons

Lori O’Neill

Officers

Peter Allen*

Russell Frederick

Erik Boch

Dave Farrar

Greg Friesen

Tom McLellan

Barry Dahan

* Denotes director and officer.

EXHIBIT “B”
FORM OF LOCK-UP AGREEMENT

                    , 2014

CIBC World Markets Inc.

H.C. Wainwright & Co., LLC

c/o CIBC World Markets Inc.

161 Bay Street, 6th Floor

Toronto, Ontario, Canada, M5J 2S8

Re:          DragonWave Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that this lock-up agreement (the “Lock-Up Agreement”) is being delivered to you in connection with the Underwriting Agreement (the “Underwriting Agreement”) to be entered into by DragonWave Inc. (the “Company”), CIBC World Markets Inc. (“CIBC”) and H.C. Wainwright & Co., LLC (collectively, the “Underwriters”) with respect to the public offering (the “Offering”) of units of the Company. Each unit is comprised of one common share in the capital of the Company (“Common Shares”) and one-half (1/2) of one Common Share purchase warrant.

In consideration of the benefit that the Offering will confer upon the undersigned as a director, officer, employee, shareholder (as applicable) of the Company, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, in respect of Common Shares owned directly or indirectly by the undersigned, or under control or direction of the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (collectively, the “Locked-Up Securities”), during the period beginning from the date hereof and ending on October 30, 2014 (the “Lock-Up Period”), the undersigned will not, without the prior written consent of CIBC (such consent not to be unreasonably withheld), (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), with respect to, any Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) file or cause to become effective a registration statement under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”), or to file a prospectus in Canada, relating to the offer and sale of any Locked-Up Securities or securities convertible into or exercisable or exchangeable for Locked-Up Securities or other rights to purchase Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

The foregoing paragraph shall not apply to (A) the issuance of stock options granted to the undersigned not exercisable during the Lock-Up Period, (B) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement, (C) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement, or (D) pursuant to a bona fide third party take-over bid made to all holders of Common Shares of the Company or similar acquisition transaction provided that in the event that the take-over bid or acquisition transaction is not completed, any Locked-Up Securities shall remain subject to the restrictions contained in this Lock-Up Agreement. For purposes of this paragraph, “immediate family” shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

The undersigned represents and warrants that the undersigned now has, and, except as contemplated above, for the duration of the Lock-Up Period will have, good and marketable title to the Locked-Up Securities, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Locked-Up Securities except in compliance with the foregoing restrictions.

In addition, the undersigned hereby waives any and all pre-emptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities in connection with the Offering.

Notwithstanding the foregoing, if (i) during the last seventeen (17) calendar days of the Lock-Up Period, the Company issues an earnings release, or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the eighteen (18) day period beginning on the date of the issuance of the earnings release, or the occurrence of the material news or material event, as applicable, unless the Underwriters waive, in writing, such extension (which waiver may be withheld at the sole discretion of the Underwriters). The Company will provide the Underwriters with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly,

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take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward the consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns. Notwithstanding the foregoing, this Lock-Up Agreement and the undersigned’s obligations hereunder shall expire and cease to have any further force or effect if the Offering does not close within thirty (30) days following the date hereof.

The obligations of the undersigned pursuant to this Lock-Up Agreement may be waived in writing in whole or in part by CIBC in its sole discretion.

This Lock-Up Agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Yours very truly,

Name:

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